FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

March 20, 2008.

ITEM 3:	News Releases

A news release and a revised news release were issued on March 20, 2008 through Canada Newswire in Canada. The news releases were also filed on SEDAR.

ITEM 4:	Summary of Material Change

The Company announced that it has agreed with [redacted] (“[redacted]”), the lead underwriter in connection with the bought deal financing announced by the Company on March 6, 2008, to: 1) increase the size of the offering of the Flow- Through Shares from 3,226,000 to 3,575,000 and reduce the offering price of the Flow-Through Shares from C$1.55 to $1.40 per Flow-Through Shares, and 2) increase the size of the offering of Units from 7,250,000 to 8,000,000 and reduce the offering price of the Units from C$1.38 to C$1.25 per Unit. Each Unit consists of one common share and one transferable common share purchase warrant (a Warrant”). Each Warrant will entitle the holder thereof to purchase one common share at a price of C$1.80, revised from C$2.00, expiring 18 months from the closing of the Offering. The revised offering of 8,000,000 Units and 3,575,000 Flow-Through Shares priced at $1.25 per Unit and $1.40 per Flow- Through Share will result in gross proceeds to Crosshair of C$15,005,000.

ITEM 5:	Full Description of Material Change

The Company announced that it has agreed with [redacted] (“[redacted]”), the lead underwriter in connection with the bought deal financing announced by the Company on March 6, 2008, to: 1) increase the size of the offering of the Flow- Through Shares from 3,226,000 to 3,575,000 and reduce the offering price of the Flow-Through Shares from C$1.55 to $1.40 per Flow-Through Shares, and 2) increase the size of the offering of Units from 7,250,000 to 8,000,000 and reduce the offering price of the Units from C$1.38 to C$1.25 per Unit. Each Unit consists of one common share and one transferable common share purchase warrant (a Warrant”). Each Warrant will entitle the holder thereof to purchase one common share at a price of C$1.80, revised from C$2.00, expiring 18 months from the closing of the Offering. The revised offering of 8,000,000 Units and 3,575,000 Flow-Through Shares priced at $1.25 per Unit and $1.40 per Flow-Through Share will result in gross proceeds to Crosshair of C$15,005,000.

The Company's board of directors believes that in light of current market conditions, it is in the Company's best interests to agree to the proposed amendment as a reasonable accommodation between existing shareholder interests and its new sources of financing. Closing has been set for April 4, 2008 and the board advises that no more amendments to pricing will be considered.

The Company will forthwith file an amended prospectus with all applicable regulatory authorities.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

March 24, 2008.